Everest REIT Investors

199 SOUTH LOS ROBLES AVENUE, SUITE 200  --  PASADENA, CALIFORNIA  91101

TEL (626) 585-5920  --  FAX  (626) 585-5929

 March 10, 2017

To the Shareholders of

KBS Real Estate Investment Trust III, Inc.

RE: NOTIFICATION OF OFFER TO PURCHASE

Dear Shareholder:

 Everest REIT Investors I, LLC and Everest REIT Investors II, LLC are jointly offering to purchase 1,810,000 common shares (the "Shares"), in KBS Real Estate Investment Trust III, Inc. (the "Corporation"), for cash in the amount of $7.00 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated March 10, 2017, and the related Transfer Agreement (together, the “Offer”). The Corporation last estimated its value at $10.63 per Share, but such figure does not represent the distributions that would be made upon a liquidation of assets and does not account for sale costs and possible prepayment penalties. Investors should consider the following:

• The Corporation’s charter does not require a liquidity event for shareholders at any particular time, or ever. You should be prepared to hold the Shares indefinitely.

• The Corporation states in its Annual Report that “it will be difficult for our stockholders to sell their Shares and, if they are able to sell their shares, they will likely sell them at a substantial discount to the public offering price and the estimated value per share.”

• By selling your Shares, you receive a guaranteed current price for your Shares.

• Our offer avoids the payment of commissions, which often exceed 5% of the sale price in secondary market sales.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. You should read the entire Offer before tendering your Shares.

A copy of the Offer documents is available from the following website: Go to:  www.v-rooms.com/login/plus/ Login: KBS3; Password: Password1 (case sensitive); or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to Stacey McClain in our Investor Relations department, at (800) 611-4613, or by email to KBS3Offer@everestproperties.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless extended, our offer will expire at 5:00 pm Pacific Time on April 14, 2017.

Very truly yours,

Everest REIT Investors I, LLC

Everest REIT Investors II, LLC